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PROSPECTUS

Filed Pursuant to Rule 424B3
File Number 333-67696

25,000,000 SHARES OF CLASS A COMMON STOCK
SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

    We may use this prospectus from time to time to issue our shares of Class A common stock to owners of businesses that we may acquire.

    Stock as Consideration: We may pay for our acquisitions with Class A common stock, cash, promissory notes, the assumption of liabilities or commitments to make future capital contributions to the acquired business, or any combination of these considerations. We may structure the acquisitions in a variety of ways, including acquiring stock, partnership interests, limited liability company interests or assets of the acquired business or merging or consolidating the acquired company with us or one of our subsidiaries. The amount and type of consideration we will offer and the other specific terms of each acquisition will be determined by negotiations with the owners or persons who control the acquired business. We may be required to provide further information by means of a post-effective amendment to the Registration Statement or supplement to this prospectus once we know the actual information concerning an acquisition and the company to be acquired.

    Expenses: We will pay all expenses of this offering. We will not pay underwriting discounts or commissions in connection with issuing the shares for acquisitions, although we may pay finder's fees in cash in specific acquisitions. Any person receiving a finder's fee may be deemed an underwriter within the meaning of the Securities Act of 1933.

    Resales: All of the shares of Class A common stock offered by this prospectus may, subject to certain conditions, also be offered and resold from time to time pursuant to this prospectus, as may be supplemented, by the persons who receive shares of Class A common stock in acquisitions.

    Restrictions on Transfer: Our certificate of incorporation limits a stockholder's right to transfer the Class A common stock. We have a right to repurchase the shares of Class A common stock if a stockholder's employment or affiliation with us terminates.

    Market for our Class A common stock: The Class A common stock is not listed on any national securities exchange or the Nasdaq stock market. Our board of directors determines the price at which shares are purchased. They use a valuation process, which includes a formula and the assistance of an independent appraisal firm, to establish the stock price. The price of the shares on October 16, 2001 was $32.27.

    RISKS OF OFFERING: THE SHARES OF CLASS A COMMON STOCK OFFERED OR SOLD UNDER THIS PROSPECTUS INVOLVE RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

    THIS PROSPECTUS IS ACCOMPANIED BY A COPY OF THE FOLLOWING: OUR ANNUAL REPORT ON FORM 10-K/A FOR THE YEAR ENDED JANUARY 31, 2001 AND OUR QUARTERLY REPORTS FOR THE PERIOD ENDED APRIL 30, 2001 AND JULY 31, 2001.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is October 25, 2001.

WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed with the SEC a registration statement on Form S-4 to register the shares of Class A common stock being offered in this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. For further information about us and the shares of Class A common stock offered in this prospectus, you should refer to the registration statement and its exhibits and our other SEC filings.

    You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

    The SEC allows us to "incorporate by reference" into this prospectus certain information we have filed with the SEC. This means that we can disclose important business and financial information about the company to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus but is not included in or delivered with this document.

    Our most recent annual report on Form 10-K/A and quarterly report on Form 10-Q accompany this prospectus and are also incorporated by reference into this prospectus.

    We incorporate by reference the documents listed below:

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  Annual Report on Form 10-K/A for the year ended January 31, 2001

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  Quarterly Reports on Form 10-Q for the quarters ended April 30, and July 31, 2001

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  Current Reports on Form 8-K filed with the SEC on April 5, 2001, April 16, 2001, and July 18, 2001

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  All reports we have filed pursuant to Section 13(a) or 15(d) of the Exchange Act since January 31, 2001 up to the effective date of this prospectus

    You may request a copy of these filings, at no cost, by writing to or telephoning our corporate secretary at the following address and telephone number:

  Science Applications International Corporation
  10260 Campus Point Drive
  San Diego, California 92121
  Attention: Corporate Secretary
  Tel: (858) 826-7323

    Please allow at least five business days for delivery when you request copies of these documents from us.

    YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT COVER OF THIS PROSPECTUS.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

    We provide diversified professional and technical services involving the application of scientific expertise to solve complex technical problems for both commercial and government customers worldwide. These services frequently involve computer and systems technology. Through one of our subsidiaries, Telcordia Technologies, Inc., we provide software, engineering and consulting services, advanced research and development, technical training and other services to the telecommunications industry.

    We provide technical services mainly in the following market areas:

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  information technology

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  national security

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  telecommunications

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  health care

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  energy

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  environment

    Acquisitions, investments and joint ventures have contributed to a significant portion of our growth in revenues and profitability in recent years. We financed our acquisitions of businesses in fiscal years 2001, 2000 and 1999 primarily with cash from operations. We evaluate potential acquisitions, investments and joint ventures on an ongoing basis. Although we have generally been successful in the past at identifying, completing and integrating into our company acquisitions, investments and joint ventures, we cannot assure you that we will be able to continue to do so. We also cannot assure you that we can accurately estimate the financial effects of these transactions on our business.

    Our principal office and corporate headquarters are located in San Diego, California at 10260 Campus Point Drive, San Diego, California 92121 and our telephone number is (858) 826-6000.

RISK FACTORS

    You should carefully consider the risks and uncertainties described below in your evaluation of our business and us. These are not the only risks and uncertainties that we face. If any of these risks or uncertainties actually occur, our business, financial condition or operating results could be materially harmed and the price of our common stock could decline.

RISKS RELATING TO OUR BUSINESS

A substantial percentage of our revenue is from U.S. government customers and the regional Bell operating companies

    We derive a substantial portion of our revenues from the U.S. Government in our capacity as a prime contractor or a subcontractor. The percentage of total revenues from the U.S. Government was 54% in fiscal year 2001, 52% in fiscal year 2000 and 50% in fiscal year 1999. Our revenues could be adversely impacted by a reduction in the overall level of U.S. Government spending and by changes in its spending priorities from year to year. Furthermore, even if the overall level of U.S. Government spending does increase or remains stable, the budgets of the government agencies with whom we do business may be decreased or our projects with them may not be sufficiently funded, particularly because Congress usually appropriates funds for a given project on a fiscal-year basis even though contract performance may take more than one year. In addition, obtaining U.S. Government contracts remains a highly competitive process and this has led to a greater portion of our revenue being associated with contracts providing for a lower amount of reimbursable cost than we have traditionally been able to recover.

    Telcordia historically has derived a majority of its revenues from the regional Bell operating companies, which we call "RBOCs." The percentage of total Telcordia revenues from the RBOCs was 62% in fiscal year 2001, 53% in fiscal year 2000 and 62% in fiscal year 1999. In order for Telcordia to maintain or exceed historical growth rates, it will need to continue to increase its market share from the RBOCs and/or diversify its business by obtaining new customers. With the recent downturn in the telecommunications industry, Telcordia's business is more dependent on its business from the RBOCs and diversifying its business by obtaining new customers. Loss of business from the RBOCs could reduce revenues and have an adverse impact on our business.

    We have made progress in our efforts to diversify our business across a greater number of customers. However, we still remain heavily dependent upon the U.S. Government as our primary customer and the RBOCs are a major source of Telcordia's revenues. Our future success and revenue growth will depend in part upon our ability to continue to expand our customer base.

If we fail to implement our acquisition or investment strategy, our business could suffer

    We have historically supplemented our internal growth through acquisitions, investments or joint ventures. We evaluate potential acquisitions, investments and joint ventures on an ongoing basis. Our acquisition and investment strategy poses many risks, including:

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  We may not be able to compete successfully for available acquisition candidates, complete future acquisitions and investments or accurately estimate their financial effect on our business

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  Future acquisitions, investments and joint ventures may require us to issue additional common stock, spend significant cash amounts or decrease our operating income

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  We may have trouble integrating the acquired business and retaining its personnel

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  Acquisitions, investments or joint ventures may disrupt our business and distract our management from other responsibilities

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  If our acquisitions or investments fail, our business could be harmed

We face increasing risks associated with our growing international business

    We expect our revenues from customers outside the U.S. to continue to increase in the future. Consequently, we are increasingly subject to the risks of conducting business internationally. These risks include:

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  unexpected changes in regulatory requirements

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  tariffs

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  political and economic instability

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  unfamiliar and unknown business practices and customs

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  restrictive trade policies

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  inconsistent product regulation

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  the cost of complying with a variety of laws

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  licensing requirements

    We do not know the impact that such regulatory, geopolitical and other factors may have on our business in the future.

    We have transactions denominated in foreign currencies because some of our business is conducted outside of the United States. In addition, our foreign subsidiaries generally conduct business in foreign currencies. We are exposed to fluctuations in exchange rates, which could result in losses and have a significant impact on our results of operations. This risk may be significant for entities such as INTESA, a Venezuelan joint venture in which we own 60%, that operate in a highly inflationary economy. Our risks include the possibility of significant changes in exchange rates and the imposition or modification of foreign exchange controls by either the U.S. or applicable foreign governments. We have no control over the factors that generally affect these risks, such as economic, financial and political events and the supply and demand for the applicable currencies. We may use forward foreign currency exchange rate contracts to hedge against movements in exchange rates for contracts denominated in foreign currencies. We cannot assure you that a significant fluctuation in exchange rates will not have a significant negative impact on our results of operations.

Our business could suffer if we lose the services of Dr. Beyster or other key personnel

    Our success to date has been a result of the contributions of our founder and chief executive officer, J.R. Beyster (age 77), and, to a lesser extent, our other executive officers. Dr. Beyster and these executive officers are expected to continue to make important contributions to our success. The loss of any of these key personnel could materially affect our operations. We generally do not have long-term employment contracts with these key personnel nor do we maintain "key person" life insurance policies.

Unsuccessful resolution of the Telkom South Africa Arbitration could harm our business

    In March 2001, our Telcordia subsidiary filed a Demand for Arbitration with the International Chamber of Commerce in Paris, France initiating arbitration and seeking damages of approximately $130 million from Telkom South Africa related to a contract dispute. Telcordia contends that Telkom South Africa had breached the contract for, among other things, taking and using Telcordia software without paying for it, improperly refusing to accept software deliveries, failing to cooperate in defining future software releases, and failing to make other payments due under the contract. In May 2001, Telkom South Africa filed with the International Chamber of Commerce its Answer to Telcordia's Demand for Arbitration and its Counterclaims against Telcordia. Telkom South Africa contends that

Telcordia breached the contract for, among other things, failing to provide deliverables compliant with the requirements of the contract at the times provided in the contract. Telkom South Africa also contends that Telcordia misrepresented its capabilities and the benefits that Telkom South Africa would receive under the contract. Telkom South Africa seeks substantial damages from Telcordia, including repayment of approximately $97 million previously paid to Telcordia under the contract and the excess costs of reprocuring a replacement system, estimated by Telkom South Africa to be $234 million. Telcordia disputes Telkom South Africa's contentions and intends to vigorously defend against these claims while pursuing its own claims in the arbitration. Although the ultimate outcome of this matter is presently not determinable, an adverse resolution could harm our business. Protracted litigation, regardless of outcome, could result in substantial costs and divert management's attention and resources. In addition, an unfavorable resolution of the contract dispute could have a material adverse effect on our consolidated financial position, results of operations and cash flows.

We face risks relating to Government contracts

    The Government may modify, curtail or terminate our contracts.  Many of the U.S. Government programs in which we participate as a contractor or subcontractor may extend for several years; however, these programs are normally funded on an annual basis. The U.S. Government may modify, curtail or terminate its contracts and subcontracts at its convenience. Modification, curtailment or termination of our major programs or contracts could have a material adverse effect on our results of operations and financial condition.

    Our business is subject to potential Government inquiries and investigations.  We are from time to time subject to certain U.S. Government inquiries and investigations of our business practices due to our participation in government contracts. We cannot assure you that any such inquiry or investigation would not have a material adverse effect on our results of operations and financial condition.

    Our contract costs are subject to audits by Government agencies.  The costs we incur on our U.S. Government contracts, including allocated indirect costs, may be audited by U.S. Government representatives. These audits may result in adjustments to our contract costs. We normally negotiate with the U.S. Government representatives before settling on final adjustments to our contract costs. Substantially all of our indirect contract costs have been agreed upon through fiscal year 2000. We have recorded contract revenues in fiscal year 2001 based upon costs we expect to realize upon final audit. However, we do not know the outcome of any future audits and adjustments and we may be required to reduce our revenues or profits upon completion and final negotiation of these audits.

If we fail to control fixed-price contracts, it may result in reduced profits or losses

    The percentage of our revenues from firm fixed-price contracts was 34% for the six months ended July 31, 2001, 36% for fiscal year 2001, 41% for fiscal year 2000 and 39% for fiscal year 1999. Because we assume the risk of performing a firm fixed-price contract at a set price, the failure to accurately estimate ultimate costs or to control costs during performance of the work could result, and in some instances has resulted, in reduced profits or losses for such contracts.

If we fail to recover pre-contract costs, it may result in reduced profits or losses

    Any costs we incur before the execution of a contract or contract amendment are incurred at our risk, and it is possible that the customer will not reimburse us for these pre-contract costs. At July 31, 2001, we had pre-contract costs of $27,286,000. We cannot assure you that contracts or contract amendments will be executed or that we will recover the related costs.

An economic downturn could harm our business

    Our business, financial condition and results of operations may be affected by various economic factors. Unfavorable economic conditions may make it more difficult for us to maintain and continue our revenue growth. In an economic recession or under other adverse economic conditions, customers and vendors may be more likely to be unable to meet contractual terms or their payment obligations. A decline in economic conditions may have a material adverse effect on our business.

We may suffer adverse consequences if we are deemed to be an investment company

    We believe that we are actively engaged in the business of providing professional and technical scientific services, together with computer and systems technology, to our customers. However, in recent years we have made investments in public and private companies. In the future, depending on the value of these investments in relation to the financial statements as a whole, it is possible that we may be deemed to be an investment company. Investment companies are subject to registration under, and must operate in compliance with, the Investment Company Act of 1940 unless a particular exclusion or exemption applies. Although we currently are not required to register under this Act, fluctuations in the value of our investments or of our other assets may subject us to registration. As a result, we may be required to take various precautionary steps to avoid registration, including the disposition or acquisition of certain assets, which might not otherwise be taken. It would not be feasible for us to be regulated as an investment company because the Investment Company Act rules are inconsistent with our business strategy.

RISKS RELATING TO OUR INDUSTRY

Our business could suffer if we fail to attract, train and retain skilled employees

    The availability of highly trained and skilled professional, administrative and technical personnel is critical to our future growth and profitability. Competition for scientists, engineers, technicians, management and professional personnel is intense and competitors aggressively recruit key employees. Because of our growth and competition for experienced personnel, it has become more difficult to meet all of our needs for these employees in a timely manner. We intend to continue to devote significant resources to recruit, train and retain qualified employees; however, we cannot assure you that we will be able to attract and retain such employees on acceptable terms. Any failure to do so could have a material adverse effect on our operations.

Our failure to remain competitive could harm our business

    Our business is highly competitive, particularly in the business areas of telecommunications and information technology outsourcing. We compete with larger companies that have greater financial resources and larger technical staffs. We also compete with smaller, more specialized entities that are able to concentrate their resources on particular areas. In addition, we also compete with the U.S. Government's own in-house capabilities and federal non-profit contract research centers. To continue our success, we must provide superior service and performance on a cost-effective basis.

RISKS RELATING TO OUR STOCK

Because no public market exists for our stock, the ability of stockholders to sell their SAIC stock in the limited market is limited

    There is no public market for the Class A common stock. The limited market maintained by our wholly-owned broker-dealer subsidiary, Bull, Inc., permits existing stockholders to offer our stock for sale only on predetermined trade dates and only at the price determined by the board of directors. Generally, there are four trade dates each year; however, a scheduled trade date could be postponed or cancelled. Also, if there are insufficient buyers for the stock on any trade date, our stockholders may not be able to sell stock on the trade date. We are authorized but not obligated to purchase shares of Class A common stock in the limited market on any trade date, and, accordingly, our stockholders may be unable to sell all the shares they desire to sell.

The ability of stockholders to sell or transfer their common stock outside the limited market is restricted

    Our certificate of incorporation limits our stockholders' ability to sell or transfer shares of Class A common stock in some circumstances. These restrictions include:

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  our right of first refusal to purchase shares a stockholder offers to sell to a third party other than in our limited market

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  our right to repurchase shares upon the termination of a stockholder's employment or affiliation with us

    The repurchase restriction does not apply to employees who qualify for our Alumni Program and who elect to have us defer our repurchase rights for five years.

Our stock price and the price at which all trades in the limited market occur is determined by our board of directors and is not established by market forces

    Our stock price is not determined by a trading market of bargaining buyers and sellers. Our board of directors determines the price at which the Class A common stock trades in the limited market pursuant to a valuation process which includes a formula adopted by the board of directors. All trades made in the limited market will be at the stock price determined by the board of directors. Our board of directors believes the stock price represents a fair market value; however, we cannot assure you that the stock price represents the value that would be obtained if our stock was publicly traded. The formula, which is one part of the valuation process, does not specifically include variables reflecting all financial and valuation criteria that may be relevant. In addition, our board of directors generally has broad discretion to modify the formula. Absent changes in the market factor used in the formula, which may change from quarter to quarter as appropriate to reflect changing business, financial and market conditions, and accounting and other impacts unrelated to our value, the mechanical application of the formula tends to reduce the impact of quarterly fluctuations in our operating results on the stock price because the formula takes into account our segment operating income for the four preceding quarters.

Future returns on our common stock may be significantly lower than historical returns

    We cannot assure you that the Class A common stock will provide returns in the future comparable to those achieved historically or that the price will not decline.

Changes in our business may increase the volatility of the stock price

    The stock price could be subject to significant fluctuations. The volatility is expected to result from the impact on our stock price of:

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  our significant investments in publicly and privately traded companies and the volatility of the price of those companies' shares

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  the mix of our commercial and international business as a proportion of our overall business and the volatility associated with companies in those business areas

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  the impact of acquisitions, investments, joint ventures and divestitures that we may undertake

    Finally, the market factor used in the formula may change from quarter to quarter, as appropriate, to reflect changing business, financial, investment and market conditions.

Restrictions in our certificate of incorporation and bylaws may discourage takeover attempts that you might find attractive

    Our certificate of incorporation and bylaws may discourage or prevent attempts to acquire control of us that are not approved by our board of directors, including transactions in which stockholders might receive a premium for their shares above the stock price. Our stockholders may view such a takeover attempt favorably. In addition, the restrictions may make it more difficult for our stockholders to elect directors not endorsed by us.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

    The information contained in this prospectus or in documents that we incorporate by reference or in statements made by our management includes forward-looking statements that involve a number of risks and uncertainties. A number of factors, including but not limited to those outlined in the Risk Factors, could cause our actual results, performance, achievements or industry results to be very different from the results, performance or achievements expressed or implied by these forward-looking statements.

    In addition, forward-looking statements depend upon assumptions, estimates and dates that may not be correct or precise and involve known or unknown risks, uncertainties and other factors. Accordingly, a forward-looking statement is not a prediction of future events or circumstances and those future events or circumstances may not occur. Given these uncertainties, you are warned not to rely on the forward-looking statements. A forward-looking statement is usually identified by our use of certain terminology including "believes," "expects," "may," "will," "should," "seeks," "pro forma," "anticipates" or "intends," or by discussions of strategies or intentions. We are not undertaking any obligation to update these factors or to publicly announce the results of any changes to our forward-looking statements due to future events or developments.

THE OFFERING

The Acquisitions

    We may offer up to 25,000,000 shares of Class A common stock from time to time under this prospectus in connection with one or more acquisitions. We may pay for our acquisitions with Class A common stock, cash, promissory notes, the assumption of liabilities or commitments to make future capital contributions to the acquired business, or any combination of these considerations. We may structure the acquisitions in a variety of ways, including acquiring stock, partnership interests, limited liability company interests or assets of the acquired business or merging or consolidating the acquired company with us or one of our subsidiaries. The amount and type of consideration we will offer and the other specific terms of each acquisition will be determined by negotiations with the owners or persons who control the acquired business. SAIC has no intention of consummating acquisitions in which shares of Class A common stock would be issued to stockholders of the acquired business who do not become SAIC employees following the acquisition.

    We expect that, in most cases, the aggregate market value of the Class A common stock we issue in connection with any acquisition will be determined upon signing or closing of the acquisition agreement. The shares may be issued in installments or subject to contingencies or vesting requirements. We do not expect that any individual who is an officer, director, employee or affiliate of us or any of our subsidiaries will be receiving any shares of Class A common stock offered by this prospectus.

Acquisition Strategy

    Our acquisition strategy is primarily to target companies or business operations that would add new or complementary technologies, capabilities or customers. We may also acquire companies or business operations involving existing capabilities or customers in order to increase our presence in the relevant markets.

Stockholder Approval

    We do not anticipate that any of the acquisitions will require the approval of our stockholders. Therefore, under Delaware law, our stockholders would not have any dissenters' rights with respect to any of the acquisitions. Generally, the stockholders of an acquired company must approve an acquisition if it involves the sale of all or substantially all of the assets of the company to be acquired or the merger or consolidation of the acquired company with us or one of our subsidiaries. The laws of the state of incorporation of the acquired company and/or its charter documents will determine the availability of appraisal or similar rights to stockholders of the acquired company who oppose the acquisition.

Compensation

    The offering will be conducted primarily through the efforts of our management. We do not expect that any of our officers, directors, employees or affiliates will receive any direct or indirect compensation relating to the offering. We also do not expect that any of these persons will have any material interest, direct or indirect, in any acquisition we consider.

    We will pay all expenses of this offering. We will not pay underwriting discounts or commissions in connection with issuing the shares for acquisitions, although we may pay finder's fees in cash in specific acquisitions. Any person receiving a finder's fee may be deemed an underwriter within the meaning of the Securities Act of 1933.

    We expect to account for the acquisitions by the purchase method of accounting in which case the stock or assets acquired will be valued based on the fair market value of the consideration we pay, including any of the shares of Class A common stock.

Federal Income Tax Consequences

    The federal income tax consequences of the acquisitions are likely to be different, depending on the structure of each specific acquisition and the terms of the governing acquisition agreement. We cannot determine the federal income tax consequences to the acquired company, its stockholders or to us until the acquisition is actually structured. However, we do not expect any acquisition to have significant federal income tax consequences to us. On the other hand, the federal income tax consequences to the acquired company or its stockholders may be significant. Therefore, the acquired company and each of its stockholders should consult their own tax advisors as to the tax consequences of the transaction before deciding whether to participate in or to approve an acquisition in which the acquired company or its stockholders would receive shares of Class A common stock.

RESALES BY AFFILIATES OF ACQUIRED COMPANIES

    This prospectus has also been prepared for use by those persons who receive shares we issue in acquisitions and who control or are controlled by the acquired company. These affiliates of the acquired company may be required to offer and sell the Class A common stock under circumstances requiring the use of a prospectus. However, none of these affiliates will be authorized to use this prospectus for any offer or sale of the Class A common stock without our prior consent. We may consent to the use of this prospectus, together with a prospectus supplement, if required, for a limited period of time by these affiliates, subject to limitations and conditions which may be varied by agreement between us and the affiliates.

    Resales of the shares may be through:

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  private transactions or

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  in the limited secondary market maintained by us through Bull, Inc., our wholly-owned broker-dealer subsidiary

    Bull, Inc. was organized in 1973 for the purpose of providing liquidity to our stockholders. Stockholders can generally offer to sell shares of Class A common stock in the limited market on the four predetermined trade dates in each year.

    In connection with the transactions involving resales of the shares of Class A common stock received in an acquisition the affiliate may be deemed to be an underwriter within the meaning of the Securities Act. Any profits realized on the sales by these affiliates may be regarded as underwriting compensation.

    When resales on behalf of the affiliates are to be made through our limited market, the affiliates, like all our stockholders selling shares in the limited market (other than us and certain of our employee benefit plans), will pay Bull, Inc. a 1% commission. In connection with these sales, Bull, Inc. may be deemed to be an underwriter within the meaning of the Securities Act and any commissions earned by Bull, Inc. may be deemed to be underwriting compensation under the Securities Act.

    A prospectus supplement, if required, will be filed under Rule 424(c) under the Securities Act, disclosing the number of shares involved, the price at which the shares were sold by the affiliate, the commissions to be paid by the affiliate to Bull, Inc. and information about the affiliate.

SELECTED FINANCIAL INFORMATION

    The selected historical financial information set forth below should be read in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference into this prospectus. The selected historical financial information set forth below at January 31, 2001 and 2000, and for the years ended January 31, 2001, 2000, and 1999 has been derived from our audited consolidated financial statements incorporated by reference into this prospectus. The selected historical financial information set forth below at January 31, 1999, 1998 and 1997 and for the years ended January 31, 1998 and 1997 has been derived from audited consolidated financial statements not included or incorporated by reference into this prospectus. The selected historical financial information set forth below as of and for the six months ended July 31, 2001 and 2000 has been derived from our unaudited interim financial statements incorporated by reference into this prospectus which financial statements, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for the unaudited interim periods. Interim operating results and balance sheet information are not necessarily indicative of the operating results or financial condition that may be expected for the full year.

	SIX MONTHS ENDED JULY 31		YEAR ENDED JANUARY 31
	2001	2000	2001	2000	1999	1998(1)	1997
	(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues	$2,971,391	$2,714,032	$5,895,678	$5,529,676	$4,740,433	$3,089,351	$2,402,224
Cost of revenues	2,377,775	2,177,845	4,626,803	4,303,862	3,732,890	2,623,339	2,094,447
Selling, general and administrative expenses	412,903	389,083	868,504	877,633	684,905	301,093	191,836
(Loss) gain on sale of business units, net and subsidiary common stock(2)	(6,922)	(30,214)	120,507	728,572	3,198	6,341
Net (loss) gain on marketable securities and other investments, including impairment losses(3)	(149,339)	4,045,022	2,656,433	2,498
Interest income	31,928	61,732	108,749	54,667	21,897	12,752	1,453
Interest expense	10,126	10,967	19,615	27,274	33,813	11,682	4,925
Other income (expense), net	2,786	6,999	24,764	(1,059)	(8,083)	(3,229)	740
Minority interest in income of consolidated subsidiaries	6,939	5,951	12,616	44,200	17,842	10,608
Provision for income taxes	18,294	1,624,178	1,219,637	441,536	137,307	73,699	49,529
Cumulative effect of accounting change, net of tax	711

Net income	$38,362	$2,649,975	$2,058,956	$619,849	$150,688	$84,794	$63,680

Earnings per share(4):
Basic	$.17	$11.13	$8.76	$2.61	$.67	$.41	$.32

Diluted	$.16	$10.30	$8.11	$2.42	$.62	$.39	$.31

Common equivalent shares(4):
Basic	221,200	238,002	235,037	237,586	222,483	205,397	196,630

Diluted	235,434	257,169	253,954	256,268	241,216	219,226	206,956

	JULY 31	JANUARY 31
	2001	2001	2000	1999	1998	1997
	(AMOUNTS IN THOUSANDS)
Total assets	$5,456,965	$6,092,130	$4,405,248	$3,172,546	$2,415,234	$1,012,462
Working capital	1,139,583	1,116,539	848,702	369,473	94,588	270,553
Long-term debt	118,836	118,746	121,289	143,051	145,958	15,227
Other long-term liabilities	291,243	281,225	360,362	318,002	313,677	29,114
Stockholders' equity	3,011,272	3,344,157	1,830,282	1,084,602	754,778	527,459

(1)
Telcordia was acquired in the fourth quarter of 1998; therefore, a full year of operations is not reflected.
(2)
Includes gain on sale of subsidiary stock of $698 million in 2000.
(3)
Includes gains of $4.1 billion and $1.7 billion from sales or exchanges of marketable equity securities and other investments for the year ended January 31, 2001 and the six months ended July 31, 2000, respectively. Also includes impairment losses of $1.4 billion and $85 million on marketable equity securities in the year ended January 31, 2001 and the six months ended July 31, 2001, respectively, as well as $48 million of losses on derivative instruments, net loss of $38 million on sale of investments and a $21 million gain on exchange of an interest in an investment for the six months ended July 31, 2001.
(4)
All share and per share data have been restated to reflect the 4-for-1 stock split effective August 31, 1999.

DESCRIPTION OF CLASS A COMMON STOCK

    We are authorized to issue

  •
  1,000,000,000 shares of Class A common stock

  •
  5,000,000 shares of Class B common stock

  •
  3,000,000 shares of preferred stock

    As of July 31, 2001, 208,319,252 shares of Class A common stock, 272,170 shares of Class B common stock and no shares of preferred stock were issued and outstanding.

    As of July 31, 2001, there were 32,291 record holders of Class A common stock and 130 record holders of Class B common stock.

Common Stock

General

  Voting

    Except as otherwise provided by law, the holders of shares of Class A and Class B common stock vote together as a single class in all matters. Each holder of Class A common stock has one vote per share and each holder of Class B common stock has 20 votes per share.

    All the holders of common stock are entitled to cumulate their votes for the election of directors. This means that each Class A stockholder can cast the number of votes that equals the number of shares of Class A common stock held multiplied by the number of directors to be elected. Each Class B stockholder can cast 20 times the number of shares of Class B common stock held multiplied by the number of directors to be elected. Each stockholder may cast all of their votes for a single nominee or may distribute them among any two or more nominees as the stockholder sees fit.

  Classified Board of Directors

    Our certificate of incorporation provides for a classified board of directors consisting of three classes which shall be nearly as equal in number as possible. The number of authorized directors is currently fixed at 18 directors, with six directors in each of Class I, Class II and Class III. Each year the stockholders elect a different class of directors to serve a three-year term. Classification of the board of directors requires a greater number of votes to ensure the election of a director than would be required without the classification.

  Dividends

    Subject to the rights of any preferred stockholders, our common stockholders have the right to receive dividends that our board of directors declares and to share proportionately in our assets in the event of liquidation or dissolution, after payment of any amounts due to creditors. Any dividend or distribution made with respect to a share of Class B common stock must be 20 times the dividend or distribution made with respect to each share of Class A common stock.

  Reclassification

    Neither class of common stock may be subdivided, consolidated, reclassified or otherwise changed unless the relative powers, preferences, rights, qualifications, limitations and restrictions applicable to the other class of common stock are maintained.

  Prohibition on Issuance of Class B Common Stock

    Under the terms of our certificate of incorporation, we are prohibited from issuing any additional shares of Class B common stock. The holders may convert each share of Class B common stock at any time into 20 shares of Class A common stock. We will retire all shares of Class B common stock that we reacquire and those shares will not be available for reissuance.

  Mergers, Consolidations or Business Combinations

    In any merger, consolidation or business combination to which we are a party, other than one in which we are the surviving corporation and which does not result in any reclassification of or change in the outstanding shares of common stock, each share of Class B common stock is entitled to receive 20 times the consideration to be received with respect to each share of Class A common stock.

  Mergers with Related Persons

    Our certificate of incorporation generally requires that mergers and certain other business combinations between us and a related person must be approved by the holders of securities having 80% of our outstanding voting power, as well as by the holders of a majority of such securities that are not owned by the related person. A "related person" means any holder of 5% or more of our outstanding voting power. Under Delaware law, unless the certificate of incorporation provides otherwise, only a majority of our outstanding voting power is required to approve certain of these transactions, such as mergers and consolidations, while certain other of these transactions would not require stockholder approval.

    The 80% and majority of independent voting power requirements of our certificate of incorporation will not apply, however, to a business combination with a related person, if the transaction

(1)
is approved by our board of directors before the related person acquired beneficial ownership of 5% or more of our outstanding voting power, or

(2)
is approved by at least a majority of the members of our board of directors who are not affiliated with the related person and who were directors before the related person became a related person, or

(3)
involves only us and one or more of our subsidiaries and certain other conditions are satisfied.

  Amendment of Charter

    The amendment of certain provisions of our certificate of incorporation and bylaws require the approval of at least two-thirds of the total voting power of all of our outstanding shares of voting stock. These provisions relate to the number of directors, the election of directors and the vote of stockholders required to modify the provisions of the certificate of incorporation and bylaws requiring these approvals.

  Transfer Agent

    We act as our own transfer agent for both the Class A and Class B common stock.

Restrictions On Class A Common Stock

    The shares of Class A common stock are subject to restrictions under our certificate of incorporation, including

1.  Right of Repurchase Upon Termination of Employment or Affiliation

    Generally, shares of Class A common stock are subject to our right of repurchase upon the termination of the stockholder's employment or affiliation with us.

    Our right of repurchase does not apply to shares of Class A common stock that are held by a stockholder who received the shares

  •
  in connection with our reorganization in 1984 in exchange for our shares that were not subject to a right of repurchase upon termination of employment or affiliation

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  upon exercise of a non-qualified stock option granted prior to October 1, 1981 under our 1979 Stock Option Plan that were not converted into incentive stock options

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  in exchange for shares of Class B common stock that were not subject to a right of repurchase upon termination of employment or affiliation

  •
  in connection with a stock dividend or a stock split on the outstanding shares of Class A common stock which have been issued under any of the circumstances described in the bullet points above

    Our right of repurchase will apply to all shares of Class A common stock which the stockholder has the right to acquire after his or her termination of employment or affiliation under

  •
  any of our employee benefit plans, except our Employee Stock Retirement Plan or any other retirement or pension plan that we or one of our subsidiaries adopt that does not provide us the repurchase right

  •
  any option or other contractual right to acquire shares of Class A common stock which was in effect at the date of the termination of employment or affiliation

    Our right of repurchase is exercised by mailing a written notice to the stockholder within 60 days following termination of employment or affiliation.

    If we repurchase the shares, the price will be the stock price per share on the date

  •
  of the termination of employment or affiliation, for shares owned by the stockholder on that date or shares acquired after that date in connection with options or other contractual right which were in effect on that date or

  •
  the shares are distributed to the holder, for shares distributed to the holder after termination of employment or affiliation in connection with any of our employee benefit plans

    We will pay for the shares in cash within 90 days of the date used to determine the repurchase price.

    With respect to stock options issued after March 1, 2001, and options issued prior to March 1, 2001 for which the holder has exercised an addendum agreement, if the holder exercises these options within 6 months of termination or within the proper time after termination, our right of repurchase becomes effective 180 days after the option shares are purchased. If we repurchase the shares, the price will be the share price in effect on the 180th day after the option was exercised. Our right of repurchase is exercised by mailing written notice to the holder within 240 days after the exercise and paying for such shares within 270 days after the exercise.

    With respect to shares distributed under the Management Stock Compensation Plan and the Key Executive Stock Deferral Plan after termination of employment or affiliation, our right of repurchase becomes effective 210 days after distribution, which we refer to as the effective date. Our right of repurchase is exercised by mailing written notice to the stockholder within 60 days following the effective date. If we repurchase the shares, the price will be the price per share on the effective date.

    Our repurchase right generally is not extended with respect to qualified employees who elect to have us defer our repurchase right for five years. Under our Alumni Program, an employee who is over 59 1/2 and has more than 10 years of employment with us at the date of his or her retirement can make this election. During the five-year deferral period, the stockholder may sell shares in our limited market or transfer shares to family members. At the end of the five-year deferral period, all the shares will be subject to repurchase at the stock price in effect at that time. The Alumni Program pertains only to the deferral of our right of repurchase. It does not provide the employee any rights with respect to the vesting or forfeiture of any shares or options the employee holds at the date of his or her retirement, nor does it guarantee that we will repurchase the shares at the end of the deferral period.

2.  Right of First Refusal

    If a stockholder wants to sell any shares of Class A common stock other than in our limited market, the stockholder must give notice first to our corporate secretary. The notice must include the following:

  •
  a statement signed by the stockholder that he or she wants to sell shares of Class A common stock and has received a valid offer to purchase the shares

  •
  a statement signed by the person offering to buy the shares that includes the following:

  •
  the intended purchaser's full name, address and taxpayer identification number

  •
  the number of shares to be purchased

  •
  the price per share to be paid

  •
  the other terms under which the purchase is intended to be made

  •
  a representation that the offer, under the terms specified, is valid

  •
  if the purchase price is payable in cash, a copy of a certified check, cashier's check or money order payable to the stockholder from the purchaser in the amount of the purchase price to be paid in cash

    We have the right to purchase the shares from the stockholder within 14 days on the same terms described in the notice. If we do not exercise this right, the holder may sell the shares within 30 days to the person at the price and on the terms identified in the notice. The holder may not sell the shares to any other person or at any different price or on any different terms without first re-offering the shares to us.

3.  Transfers Other than by Sale

    Except for sales in our limited market and as described above, a stockholder may not sell, assign or transfer any shares of Class A common stock without our prior written approval. We may require the person to whom the shares are transferred to agree to hold the shares subject to our right to repurchase the shares upon the termination of employment or affiliation of the employee, director or consultant who is transferring the shares.

4.  Lapse or Waiver of Restrictions

    All of the restrictions on the Class A common stock will automatically terminate if we make an underwritten public offering of either class of our common stock or apply to have any class of our common stock listed on a national securities exchange. In addition, our board of directors may waive any or all of the restrictions on shares of Class A common stock in other circumstances that they deem appropriate.

Preferred Stock

    Under our certificate of incorporation, the board of directors may issue shares of preferred stock at any time in one or more series without stockholder approval. Further, the issuance of preferred stock must be approved by a majority of our independent directors who do not have an interest in the transaction and who have access, at our expense, to independent legal counsel. The board of directors determines the designations, preferences and relative rights, qualifications and limitations of each series. Each series of preferred stock could rank senior to the Class A and Class B common stock with respect to dividend, redemption and liquidation rights.

    Holders of preferred stock would not have any preferential right to purchase any shares of our capital stock. We do not have any present plan to issue any shares of preferred stock.

Anti-Takeover Effects

    The combined effect of a variety of provisions may discourage, delay or prevent attempts to acquire control of us that are not approved by our board of directors. These provisions include:

  •
  the classification of our board of directors into three different classes

  •
  the cumulative voting rights of the stockholders

  •
  the supermajority vote requirements for mergers or business combinations with related persons

  •
  the provisions of our certificate of incorporation and bylaws requiring two-thirds approval for certain amendments to the certificate of incorporation or bylaws

  •
  our right of first refusal

  •
  our right of repurchase upon termination of employment or affiliation

    These provisions may have the effect of discouraging takeover attempts that some stockholders might consider to be in their best interests, including tender offers in which stockholders might receive a premium for their shares over the stock price available in our limited market. These provisions may also make it more difficult for individual stockholders or a group of stockholders to elect directors. However, our board of directors believes that these provisions are in the best interests of our stockholders and us. These provisions may encourage potential acquirers to negotiate directly with the board of directors, which is in the best position to act on behalf of all stockholders.

LEGAL MATTERS

    The legality of the Class A common stock being offered hereby has been reviewed for us by Douglas E. Scott, Esq., Senior Vice President and General Counsel of Science Applications International Corporation. As of July 31, 2001, Mr. Scott owned of record 62,214 shares of Class A common stock, had the right to acquire an additional 51,200 shares pursuant to previously granted stock options and beneficially owned a total of 19,236 shares through our retirement plans.

EXPERTS

    The consolidated financial statements and the related financial statement schedule included in this prospectus and incorporated by reference from the Annual Report on Form 10-K/A of Science Applications International Corporation for the years ended January 31, 2001 and 2000, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

    The consolidated financial statements for the year ended January 31, 1999 incorporated in this prospectus by reference to the Annual Report on Form 10-K/A, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

25,000,000 Shares
Class A Common Stock

PROSPECTUS

October 25, 2001

QuickLinks

  PROSPECTUS
  Filed Pursuant to Rule 424B3 File Number 333-67696
TABLE OF CONTENTS
WHERE YOU CAN FIND MORE INFORMATION
SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
RISK FACTORS
STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
THE OFFERING
RESALES BY AFFILIATES OF ACQUIRED COMPANIES
SELECTED FINANCIAL INFORMATION
DESCRIPTION OF CLASS A COMMON STOCK
LEGAL MATTERS
EXPERTS